Exhibit 99.44

PRESS RELEASE

Trading Symbol: SVM.TO	October 1, 2007

SILVERCORP SHAREHOLDERS APPROVE STOCK SPLIT

VANCOUVER, British Columbia – October 1, 2007 – Silvercorp Metals Inc. (the “Company”) held its Annual General and Special Meeting (the “Annual Meeting”) on September 28, 2007. All matters placed before the shareholders were approved, including the proposed Stock Split of the Company’s common shares on the basis of three (3) shares for every one (1) existing share. The Board of Directors has set the record date for the Stock Split at the close of business on October 31, 2007.

The shareholders of record of Silvercorp’s common shares as of the close of business on October 31, 2007 will receive two additional shares for each Common Share held at that time. No action is required on the part of shareholders to receive shares pursuant to the stock split. The new shares are expected to be mailed by the Company’s transfer agent, on or about November 7, 2007.

The number of shares reserved for the exercise of warrants and options, together with the exercise price payable for any shares that are subject to warrants and options shall be adjusted accordingly. No action is required on the part of option or warrant holders.

The voting report of the Annual Meeting is available for review on the SEDAR system.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

About Silvercorp Metals Inc.
Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the "Company") are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People's Republic of China ("China"). The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, Saskatchewan, and trades on the TSX Exchange under the symbol "SVM". The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.